Concordia International Corp. Continues Discussions with Stakeholders; Defers Unsecured Interest Payment Due October 16th as It Works Toward Realignment of its Capital Structure

•	Company intends to operate its business as usual while continuing to honour its obligations to employees, suppliers and customers
OAKVILLE, ON, October 16, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that in conjunction with its ongoing efforts to realign its capital structure, it has decided to use a 30-day grace period to defer the payment of approximately $26 million of interest due today on its $735 million unsecured notes. The deferral of the interest payment does not result in an Event of Default until the expiry of the 30-day grace period.
The Company will use this time to continue its discussions with lenders with the goal of reaching a consensual agreement that would significantly reduce the Company’s debt and interest payments to create a financial foundation able to support Concordia’s long-term growth.
“The decision to delay the interest payment on our unsecured notes was a carefully considered initiative to preserve our financial resources as we explore alternatives to strengthen our capital structure,” stated Allan Oberman, Chief Executive Officer of Concordia. “As we continue to consider various alternatives, we are prioritizing a sustainable capital structure that we believe will allow us to successfully execute our long-term DELIVER strategy and position us for success as we seek to become a leading European specialty off-patent medicines player.”
Mr. Oberman continued, “With approximately $340 million of cash on hand as of September 30, 2017, we are confident we have sufficient liquidity in the near term to operate our business as usual while we work to achieve our financial goals, honouring our obligations to our employees, customers and suppliers and providing safe and effective medicines to our customers and patients.”
The Company’s decision to delay the $26 million interest payment on the $735 million unsecured notes follows its previously announced efforts to explore and evaluate potential transactional alternatives, including initiatives to optimize its capital structure, and its ongoing discussions with the Company’s debtholders and their respective advisors.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements and information:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the intent to realign the Company’s capital structure, ongoing efforts to realign the Company’s capital structure, exploration and consideration of alternatives to strengthen the Company’s capital structure, the Company’s liquidity, prioritizing a sustainable capital structure for the Company, initiatives to optimize the Company’s capital structure, creating a financial foundation that will be able to support the Company’s long-term growth, achieving the Company’s financial goals including any goals with respect to the nature of an agreement with lenders, the amount of any reduction of the Company’s debt obligations, deferring the interest payment not resulting in an Event of Default until the expiry of the 30-day grace period, executing the DELIVER strategy, prioritizing a sustainable capital structure that will allow Concordia to execute its long term strategy and position it for success, significantly reducing the Company’s debt and interest payments, continuing the Company’s discussions with its lenders, the focus on becoming a leader in European specialty, off-patent medicines, operating business as usual and honouring obligations to employees, customers and suppliers, and providing safe and effective medicines. The forward‐looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the inability to realign or optimize the Company’s capital structure, the unavailability of alternatives to strengthen the Company’s capital structure, the inability to create a financial foundation for the Company that will be able to support its long-term growth, delaying interest payments on the Company’s unsecured notes, the inability to execute the DELIVER strategy, the inability to achieve the Company’s financial goals including with respect to the nature of any agreement with its lenders, the inability to reduce the Company’s debt and interest payments, the Company’s liquidity not being sufficient to operate it business and meet its continuing obligations, the Company’s inability to become a leader in European specialty, off-patent medicines, the inability of the Company to operate business as usual, the inability of the Company to honour its obligations, the inability of the Company to provide safe and effective medicines, an Event of Default occurring at the expiry of the 30-day grace period, Concordia defaulting on its obligations (including under its debt agreements), which could result in Concordia having to file for bankruptcy or insolvency, Concordia being put into an insolvency or bankruptcy proceeding during any grace period or default period, Concordia’s securities, increased indebtedness and leverage, Concordia’s growth, risks associated with the use of Concordia’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com